Exhibit 99.1

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Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended:	30 September 2026	Status:	New Submission

To : Hong Kong Exchanges and Clearing Limited
Name of Issuer:	Bilibili Inc.

Date Submitted:	08 October 2026

I. Movements in Authorised / Registered Share Capital

1. Class of shares	WVR ordinary shares	Type of shares	Other type (specify in description)	Listed on the Exchange (Note 1)	No
Stock code (if listed)	N/A	Description	Class Y

	Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month	100,000,000	USD	0.0001	USD	10,000
Increase / decrease (-)				USD
Balance at close of the month	100,000,000	USD	0.0001	USD	10,000

2. Class of shares	WVR ordinary shares	Type of shares	Other type (specify in description)	Listed on the Exchange (Note 1)	Yes
Stock code (if listed)	09626	Description	Class Z

	Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month	9,800,000,000	USD	0.0001	USD	980,000
Increase / decrease (-)				USD
Balance at close of the month	9,800,000,000	USD	0.0001	USD	980,000

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3. Class of shares	Other class (specify in description)	Type of shares	Other type (specify in description)	Listed on the Exchange (Note 1)	No
Stock code (if listed)	N/A	Description	Undesignated

	Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month	100,000,000	USD	0.0001	USD	10,000
Increase / decrease (-)				USD
Balance at close of the month	100,000,000	USD	0.0001	USD	10,000

Total authorised/registered share capital at the end of the month:  USD        1,000,000

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II. Movements in Issued Shares and/or Treasury Shares and Public Float Sufficiency Confirmation

1. Class of shares	WVR ordinary shares	Type of shares	Other type (specify in description)	Listed on the Exchange (Note 1)	No

Stock code (if listed)	N/A	Description	Class Y

	Number of issued shares (excluding treasury shares)	Number of treasury shares	Total number of issued shares

Balance at close of preceding month	79,700,010	0	79,700,010

Increase / decrease (-)	0	0

Balance at close of the month	79,700,010	0	79,700,010

2. Class of shares	WVR ordinary shares	Type of shares	Other type (specify in description)	Listed on the Exchange (Note 1)	Yes

Stock code (if listed)	09626	Description	Class Z

	Number of issued shares (excluding treasury shares)	Number of treasury shares	Total number of issued shares

Balance at close of preceding month	338,805,755	0	338,805,755

Increase / decrease (-)	1,628,981	0

Balance at close of the month	340,434,736	0	340,434,736

Public float sufficiency confirmation (Note 4)

Pursuant to Main Board Rule 13.32D(1) or 19A.28D(1) / GEM Rule 17.37D(1) or 25.21D(1), we hereby confirm that, in relation to the class of shares as set out above, as at the close of the month:
☑ the applicable public float requirement (see below) has been complied with
☐ the applicable public float requirement (see below) has not been complied with
The applicable minimum public float requirement for the class of shares as set out above pursuant to Main Board Rule 13.32B or 19A.28B / GEM Rule 17.37B or 25.21B (as the case may be) is:
Applicable public float threshold	Initial Prescribed Threshold - 25% of the total number of issued shares in the class to which the listed shares belong (excluding treasury shares)
Additional information

Remarks:

The balance of Class Z ordinary shares excludes 4,899,364 Class Z ordinary shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

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III. Details of Movements in Issued Shares and/or Treasury Shares

(A). Share Options (under Share Option Schemes of the Issuer)

1. Class of shares	WVR ordinary shares	Type of shares	Other type (Please specify)	Listed on the Exchange (Note 1)	Yes
Other type (Please specify)	Class Z
Stock code (if listed)	09626	Description

Particulars of share option scheme		Number of share options outstanding at close of preceding month	Movement during the month		Number of share options outstanding at close of the month	Number of new shares issued during the month pursuant thereto (A1)	Number of treasury shares transferred out of treasury during the month pursuant thereto (A2)	Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month	The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month
1).	2018 Share Incentive Plan - options	9,672,975	Exercised - new shares involved	-469,584	9,203,391	469,584		9,203,391

General Meeting approval date (if applicable)
2).	Global Share Incentive Plan - options	1,500			1,500	0	0	1,500

General Meeting approval date (if applicable)

Increase in issued shares (excluding treasury shares):	469,584	WVR ordinary shares Class Z (AA1)

Decrease in treasury shares:	0	WVR ordinary shares Class Z (AA2)

Total funds raised during the month from exercise of options:	USD 628,240.96

Remarks:

(1) No further options will be granted under the 2018 Share Incentive Plan (before its amendment and restatement at the annual general meeting of the Company held on June 28, 2024) or the Global Share Incentive Plan after October 3, 2022 (being the date on which the Company’s voluntary conversion of its secondary listing status to primary listing on the Stock Exchange became effective).

(2) On June 28, 2024, the shareholders of the Company approved the adoption of the Second Amended and Restated 2018 Share Incentive Plan. Any granted and unexercised options, and any granted and unvested awards under the 2018 Share Incentive Plan prior to the adoption date of the Second Amended and Restated 2018 Share Incentive Plan shall continue to be valid and exercisable and/or vested in accordance with the terms of the grant and the 2018 Share Incentive Plan. For details, please refer to the Company’s circular dated April 9, 2024 and announcement dated June 28, 2024. No options have been granted under the Second Amended and Restated 2018 Share Incentive Plan since its adoption.

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(B). Warrants to Issue Shares of the Issuer    Not applicable

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(C). Convertibles (i.e. Convertible into Shares of the Issuer)

1. Class of shares	WVR ordinary shares	Type of shares	Other type (Please specify)	Listed on the Exchange (Note 1)	Yes
Other type (Please specify)	Class Z
Stock code (if listed)	09626	Description

Description of the Convertibles		Currency	Amount at close of preceding month	Movement during the month		Amount at close of the month	Number of new shares issued during the month pursuant thereto (C1)	Number of treasury shares transferred out of treasury during the month pursuant thereto (C2)	Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month
1).	2027 Notes - US$800 million convertible senior notes	USD	26,000			26,000	0	0	640

Type of the Convertibles		Bond/Notes
Stock code of the Convertibles (if listed on the Exchange) (Note 1)

Subscription/Conversion price		USD 40.73
General Meeting approval date (if applicable)
2).	December 2026 Notes - US$1,600 million convertible senior notes	USD	13,300,000			13,300,000	0	0	141,537

Type of the Convertibles		Bond/Notes
Stock code of the Convertibles (if listed on the Exchange) (Note 1)

Subscription/Conversion price		USD 93.97
General Meeting approval date (if applicable)
3).	2030 Notes - US$690 million convertible senior notes	USD	690,000,000			690,000,000	0	0	29,100,561

Type of the Convertibles		Bond/Notes
Stock code of the Convertibles (if listed on the Exchange) (Note 1)

Subscription/Conversion price		HKD 185.63
General Meeting approval date (if applicable)		28 June 2024
4).	2031 Notes - US$500 million convertible senior notes	USD	0	Issued	500,000,000	500,000,000	0	0	25,168,700

Type of the Convertibles		Bond/Notes

Stock code of the Convertibles (if listed on the Exchange) (Note 1)

Subscription/Conversion price		HKD 155.79

General Meeting approval date (if applicable)		17 June 2026

Increase in issued shares (excluding treasury shares):	0	WVR ordinary shares Class Z (CC1)

Decrease in treasury shares:	0	WVR ordinary shares Class Z (CC2)

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Remarks:

(1) The 2027 Notes included a 30-day option exercised by the initial purchasers to purchase an additional US$100 million principal amount of the 2027 Notes.

(2) The December 2026 Notes included a 30-day option exercised by the initial purchasers to purchase an additional US$200 million principal amount of the December 2026 Notes.

(3) The 2030 Notes included a 30-day option exercised by the initial purchasers to purchase an additional US$90 million principal amount of the 2030 Notes.

(4) On September 9, 2026, the Company completed its offering of US$500 million in aggregate principal amount of the 2031 Notes. The closing of the subscription by Tencent for an additional US $200 million in aggregate principal amount of the 2031 Notes remains subject to independent shareholder approval at an extraordinary general meeting of the Company and other customary closing conditions. For details, please refer to the Company’s announcements dated September 4 and 9, 2026.

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(D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes)

1. Class of shares	WVR ordinary shares	Type of shares	Other type (Please specify)	Listed on the Exchange (Note 1)	Yes

Other type (Please specify)	Class Z

Stock code (if listed)	09626	Description

Description of other agreements or arrangements		General Meeting approval date (if applicable)	Number of new shares issued during the month pursuant thereto (D1)	Number of treasury shares transferred out of treasury during the month pursuant thereto (D2)	Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month

1).	2018 Share Incentive Plan - restricted share units		82,683	0	5,612,425

2).	Second Amended and Restated 2018 Share Incentive Plan - restricted share units	28 June 2024	1,076,714	0	15,430,342

	Increase in issued shares (excluding treasury shares):		1,159,397	WVR ordinary shares Class Z (DD1)

	Decrease in treasury shares:		0	WVR ordinary shares Class Z (DD2)

Remarks:

(1) The amended 2018 Share Incentive Plan (before its amendment and restatement at the annual general meeting of the Company held on June 28, 2024) became effective on October 3, 2022 (being the date on which the Company’s voluntary conversion of its secondary listing status to primary listing on the Stock Exchange became effective). On June 28, 2024, the shareholders of the Company approved the adoption of the Second Amended and Restated 2018 Share Incentive Plan. Any granted and unexercised options, and any granted and unvested awards under the 2018 Share Incentive Plan prior to the adoption date of the Second Amended and Restated 2018 Share Incentive Plan shall continue to be valid and exercisable and/or vested in accordance with the terms of the grant and the 2018 Share Incentive Plan. For details, please refer to the Company’s circular dated April 9, 2024 and announcement dated June 28, 2024.

(2) As of the month ended September 30, 2026, 68,721 restricted share units have been cancelled and 82,683 restricted share units were vested under the amended 2018 Share Incentive Plan. The vested restricted share units were settled using the Class Z ordinary shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

(3) As of the month ended September 30, 2026, 348,132 restricted share units have been cancelled and 1,076,714 restricted share units were vested under the Second Amended and Restated 2018 Share Incentive Plan. The vested restricted share units were settled using the Class Z ordinary shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

(4) The Company granted 4,580,801 restricted share units under the Second Amended and Restated 2018 Share Incentive Plan on September 16, 2026. For details, please refer to the announcement of the Company dated September 16, 2026.

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(E). Other Movements in Issued Shares and/or Treasury Shares

1. Class of shares	WVR ordinary shares	Type of shares	Other type (Please specify)	Listed on the Exchange (Note 1)	Yes

Other type (Please specify)	Class Z

Stock code (if listed)	09626	Description	Class Z

Events		At price (if applicable)		Date of event (Note 2)	General Meeting approval date (if applicable)	Increase/decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1)	Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2)	Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3)

		Currency	Amount

1).	Repurchase of shares (shares repurchased for cancellation but not yet cancelled)				17 June 2026			-6,795,540

Increase/ decrease (-) in issued shares (excluding treasury shares):	WVR ordinary shares Class Z (EE1)

Increase/ decrease (-) in treasury shares:	WVR ordinary shares Class Z (EE2)

Remarks:

(1) The 6,795,540 Class Z ordinary shares repurchased by the Company on September 4, 2026 are still pending cancellation as at September 30, 2026. For details, please refer to the next day disclosure return of the Company dated September 7, 2026.

Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1):	469,584	WVR ordinary shares Class Z

Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1):	1,159,397	WVR ordinary shares Class Z

Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2):	0	WVR ordinary shares Class Z

Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2):	0	WVR ordinary shares Class Z

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IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

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V. Confirmations

Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable:

(Note 5)

(i)	all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it;

(ii)	all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under “Qualifications of listing” have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 6);

(v)

all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer;

(vii)

completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)

the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Submitted by:	Xin Fan

Title:	Joint Company Secretary

(Director, Secretary or other Duly Authorised Officer)

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Notes

1.	The Exchange refers to The Stock Exchange of Hong Kong Limited.

2.	In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), “date of event” should be construed as “cancellation date”.

In the case of repurchase of shares (shares held as treasury shares), “date of event” should be construed as “date on which shares were repurchased and held by the issuer in treasury”.

3.

The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number.

4.

“Initial Prescribed Threshold”, “Alternative Threshold” and “market value” have the meanings ascribed thereto under Main Board Rule 13.32A or 19A.28A / GEM Rule 17.37A or 25.21A. See also Main Board Rule 13.32D(4) or 19A.28D(4) / GEM Rule 17.37D(4) or 25.21D(4) on the basis of the public float disclosure.

5.

Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return.

6.	“Identical” means in this context:

•	the securities are of the same nominal value with the same amount called up or paid up;

•

they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

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